BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

May 22, 2013		WRITER’S DIRECT DIAL
(650) 473-2613

VIA EDGAR		WRITER’S E-MAIL ADDRESS
psieben@omm.com

Mark P. Shuman, Esq.

Jan Woo, Esq.

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Overland Storage, Inc.: Amendment No. 1 to Registration Statement on Form S-1 Filed on April 30, 2013 (File No. 333-187241)

Dear Mr. Shuman and Ms. Woo:

On behalf of Overland Storage, Inc., a California corporation (the “Company”), we respectfully advise the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that the Company has amended Amendment No. 1 to Registration Statement on Form S-1, filed on April 30, 2013 (File No. 333-187241), to (i) incorporate by reference the Company’s quarterly report on Form 10-Q, for the quarterly period ended March 31, 2013, which was filed with the Commission on May 15, 2013, and (ii) include the undertakings required by Item 512(a) of Regulation S-K relating to Rule 430C and remove the undertakings relating to Rule 430A and the initial distribution of securities.

*****

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

†	In association with Tumbuan & Partners

Mark P. Shuman, Esq. and Jan Woo, Esq., May 22, 2013 - Page 2

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the amendment to the Registration Statement responds completely to all of the issues raised in the Comment Letter. If you have any questions or wish to discuss any matters with respect to this letter or amendment to the Registration Statement, please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com.

Sincerely, /s/ Paul Sieben
Paul Sieben

cc:	Eric L. Kelly
Kurt L. Kalbfleisch
(Overland Storage, Inc.)